Exhibit 99.1

Fusion Fuel Announces Over $2.7 Million in New Contracts and Substantial Utility Growth through Al Shola Gas

DUBLIN, Ireland – May 22, 2025 – Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today announced that its majority-owned operating subsidiary, Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”), has secured an estimated $2.7 million in new engineering contracts since the beginning of March 2025, and, since the beginning of January 2025, has added more than 1,800 residential service contracts and two commercial service contracts to its portfolio for estimated recurring revenue of more than $0.9 million. The Company also provided an update on Al Shola Gas’ bulk LPG supply.

Overview of New Contracts – Engineering Projects

Since March 2025, Al Shola Gas has signed contracts for design, supply, installation, maintenance, and operations with an estimated total value of approximately $2.7 million.

“The award of these market-leading contracts exemplifies Al Shola Gas’s capability to undertake and execute the industry’s most exemplary and demanding projects. We continue to expand our operations as the United Arab Emirates (UAE) benefits from increased migration and construction sector growth,” added Al Shola Gas, Managing Director, Sanjeeb Safir.

Overview of New Contracts – Residential Utilities

Since the commencement of the current year, Al Shola Gas has signed contracts for the supply and maintenance of LPG utility solutions for over 1,800 new apartments situated in 16 buildings throughout Dubai, UAE. The anticipated annual recurring revenue generated from the new contracts is projected to be approximately $0.9 million. Consequently, with the incorporation of these new contracts, the current billings for utility solutions rendered by Al Shola Gas will increase to encompass over 12,000 customers.

Overview of New Contracts – Commercial Utilities

Furthermore, since the beginning of 2025, Al Shola Gas has signed commercial LPG supply and maintenance contracts for two food and beverage facilities in Dubai. With the addition of these properties, Al Shola Gas now manages monthly billing for over 170 food and beverage outlets.

Overview of Bulk LPG Supply

Bulk LPG supplied by Al Shola Gas to its current customers has consistently exceeded 600 MT monthly. Bulk LPG supply has been organically growing at a rate of 10 to 20 MT per month. With new bobtail trucks purchased and expected to join the Al Shola Gas fleet in the coming months, the company expects to reach 800 MT per month in bulk LPG supply by the end of the year.

“Al Shola Gas continues to deliver impressive operational results and commercial traction,” said John-Paul Backwell, CEO of Fusion Fuel. “These new contracts reflect the market’s trust in our capabilities and contribute meaningful value to our long-term revenue base through project and recurring utility income.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) is an emerging leader in the energy services sector, offering a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its Al Shola Gas and BrightHy brands. Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG to a broad range of customers across commercial, industrial, and residential sectors. BrightHy, the Company’s newly launched hydrogen solutions platform, delivers innovative engineering and advisory services enabling decarbonization across hard-to-abate industries.

Forward-Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Fusion Fuel has based these forward-looking statements largely on its current expectations, are based on assumptions as to future events that may not prove to be accurate, and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Such forward-looking statements are subject to risks and uncertainties, including without limitation, those set forth in Fusion Fuel’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on May 9, 2025, which could cause actual results to differ from the forward-looking statements.